Exhibit 12.1

CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to
Fixed Charges
(Dollars in millions)

	Six months
	ended		Year ended
	June 30,		December 31,
	2010		2009
Pretax income from operations:
Net income	$67.0		$85.7
Add income tax expense	37.9		87.9

Pretax income from operations	104.9		173.6

Add fixed charges:
Interest expense on corporate debt	39.3		84.7
Interest expense on investment borrowings	16.9		33.2
Interest added to policyholder account balances	152.4		324.4
Portion of rental (a)	6.2		12.8

Fixed charges	214.8		455.1

Adjusted earnings	$319.7		$628.7

Ratio of earnings to fixed charges	1.49	X	1.38	X

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(a)	Interest portion of rental is estimated to be 33 percent.